UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
                                                                SEC FILE NUMBER 000-27945
                                                                CUSIP NUMBER 04349Y 10 7

(Check One) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ] Form N-CSR
For the Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:     ASCENDANT SOLUTIONS, INC.
Former Name, if Applicable:      n/a
Address of Principal Executive Office (Street and Number): 16250 Dallas Parkway, Suite 100
City, State and Zip Code:     Dallas, TX 75248

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if needed.)

In March 2007, the Company identified an accounting error at our Park InfusionCare subsidiary where certain payments received from insurance companies during the year ended December 31, 2006 were incorrectly recorded as a liability. The Company has evaluated these payments and, as a result of this evaluation, has increased the 2006 revenue of Park InfusionCare in the amount of approximately $448,000. The Company is continuing to evaluate these errors to determine if the financial statements for any period will be restated.

The Company and it’s auditors are in the process of completing their review of the Company's Annual Report for the year ended December 31, 2006. The Company anticipates that it will file its Annual Report on Form 10−K for the year ended December 31, 2006 within the period provided by Rule 12b−25. This belief is based on management assumptions and existing information and involves certain risks and uncertainties and the Company makes no assurances that it will ultimately do so.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David E. Bowe   (972)   250-0903
(Name)   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following events, which occurred during the year ended December 31, 2006, will result in a significant change in the Registrant’s results of operations from the corresponding period and the prior fiscal year which will be reflected in the Registrant’s earnings statements to be included in the Registrant’s Form 10-K:

•
Revenue in our Healthcare segment is expected to increase by approximately $1,884,000 due to an increase in the number of retail pharmacy prescriptions filled and increased sales of front end merchandise. In addition, overhead expenses at the Healthcare corporate office were reduced by approximately $636,000, or 39.5%, as a result of reduced headcount and other cost reduction initiatives initiated in 2006.

•	Revenue in our Real Estate Advisory Services segment increased by approximately $524,000 which is due to an increase in commissions received for tenant representation services during 2006.

As a result of the above items:

•	The Company expects revenues of approximately $55,376,000 for the year ended December 31, 2006, as compared to $52,967,000 for the year ended December 31, 2005, an increase of approximately 4.6%.

•	The Company expects operating income of approximately $1,981,000 for the year ended December 31, 2006, as compared to $372,000 for the year ended December 31, 2005, an increase of approximately 433%.

•
The Company expects net income of approximately $988,000 for the year ended December 31, 2006, as compared to net income of $65,000 for the year ended December 31, 2005, an increase of approximately 1,420%.

•	The Company expects net cash provided by Operating Activities of approximately $1,089,000 for the year ended December 31, 2006.

As noted in Part III, the Company’s Annual Report on Form 10−K is not yet complete. As a result, there can be no assurance that the operating results to be reported in the Annual Report on Form 10−K will not reflect changes from the 2006 results noted above.

The information provided in this notice includes forward-looking statements, including statements regarding the timing of the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: longer than expected delays in the Company’s completion of its financial statements and Annual Report on From 10-K, which could result in longer than expected delays in filing the Company’s Annual Report on Form 10-K and certain other factors described in the Company’s filings with the Securities and Exchange Commission. In addition, the statements in this notice represent the Company’s expectations and beliefs as of the date of this notice. The Company anticipates that subsequent events and developments may cause these expectations and beliefs to change. These forward-looking statements should not be relied upon as representing the Company’s expectations or beliefs as of any date subsequent to the date of this notice.

ASCENDANT SOLUTIONS, INC.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 04/03/07      By /s/ David E. Bowe
David E. Bowe
President and Chief Executive Officer